CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Financial Statements and Supplementary Schedules
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2019
(With Independent Registered Public Accounting Firm's Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLSA Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Holub 212-549-5062
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Raymond Tam and William Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLSA Americas, LLC, as of December 31, 2019, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Raymond Tam
Chief Executive Officer

_____
William Holub
Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):

May 16, 2020

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.

- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A Compliance Report as required by 17C.F.R. 240.17a-5(d)(1) and (3).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Table of Contents

December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholders of CLSA Americas, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CLSA Americas, LLC (the "Company") as of December 31, 2019, and the related statements of operations, of changes in member's equity, changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Futures Trading Commission, the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 and the Information for Possession and Control Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange act.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us



In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Futures Trading Commission, the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 and the Information for Possession and Control Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2013.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2019

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	56,676
Cash and securities segregated under Federal and other regulations		3,500
Restricted cash		1,663
Receivables:		
Clearing firm		1,743
Brokers and dealers		139
Customers		1,591
Affiliates		2,619
Furniture and equipment, net of accumulated depreciation of $6,425		604
Right-of-use assets, net of accumulated depreciation of $2,477		7,358
Other assets		1,534
Total assets	$	**77,427**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	524
Customers		139
Affiliates		14
Accrued compensation and benefits		5,961
Commission sharing agreement accrued liabilities		4,375
Lease liabilities		11,117
Accrued expenses and other liabilities		4,408
Total liabilities	$	**26,538**

Commitments and contingencies, Note 16

Member's equity		50,889
Total liabilities and member's equity	$	**77,427**

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Operations

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Revenues:		
Commissions	$	16,009
Service fees from affiliates		30,273
Principal transactions		(384)
Other revenues		567
Interest and Dividends		737
Total revenues	**$**	**47,202**
Expenses:		
Compensation and benefits	$	25,103
Occupancy and equipment costs		5,218
Data processing and communication		3,914
Trade execution, floor brokerage and clearance charges		2,430
Travel and entertainment		2,300
Other general and administrative		1,158
Professional fees		1,035
Interest expense		71
Allocated expenses from affiliates		906
Total expenses	**$**	**42,135**
Profit before income taxes		**5,067**
Income tax expense		42
Net Income	**$**	**5,025**

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

4

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Member's equity, January 1, 2019	$	45,864
Capital contributions		-
Net Income		5,025
Member's equity, December 31, 2019	$	50,889

The accompanying notes are an integral part of these financial statements.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Balance, January 1, 2019	$	-
Issuance		-
Payments		-
Balance, December 31, 2019	$	-

The accompanying notes are an integral part of these financial statements.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2019

(U.S. dollars in thousands)

Cash flows from operating activities:		
Net income	$	5,025
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		3,311
Changes in assets and liabilities:		
(Increase) Decrease in receivables from:		
Clearing firm		736
Brokers and dealers		2,138
Customers		10,241
Affiliates		(468)
Decrease in other assets		975
Increase (Decrease) in payables to:		
Brokers and dealers		(10,451)
Customers		(2,138)
Affiliates		13
Decrease in accrued compensation and benefits		(1,406)
Increase in commission sharing agreement accrued liabilities		463
Decrease in lease liabilities		(3,477)
Decrease in accrued expenses and other liabilities		(1,527)
Net cash provided by operating activities		**3,435**
Cash flows from investing activities:		
Increase in furniture and equipment		(74)
Net cash used in investing activities		**(74)**
Cash flows from financing activities:		
Capital contribution		-
Net cash provided by financing activities		**-**
Net increase in cash and cash equivalents		3,361
Cash, cash equivalents and restricted cash as of beginning of year		58,478
Cash, cash equivalents and restricted cash as of end of year	$	**61,839**
Breakdown of Cash, cash equivalents and restricted cash		
Cash and cash equivalents	$	56,676
Cash and securities segregated under Federal and other regulations		3,500
Restricted cash		1,663
Total	$	61,839
Supplemental disclosure of cash flows information:		
Cash paid during the year for interest	$	97
Cash paid during the year for income taxes	$	2

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2019
(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CLSA BV ("CLSA"), which is owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association and other market centers/self-regulators. The Company provides brokerage services to institutional investors. In addition, the Company is the U.S. representative broker for CITIC and certain of entities under common control, as well as CL Securities Taiwan Company Limited in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services"). The Company also performs middle and back office services for affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(e) Revenue recognition

The Company executes securities transactions for its customers. Customer securities transactions are recorded on a trade date basis, with related commission income and expenses reported on a trade date basis. The Company considers its performance obligation satisfied on the trade date because on that date the transaction details have been defined, the trade confirmation has been issued to the customer, and the risks and rewards of ownership have been transferred to/from the customer. Receivables from customers include amounts due on securities transactions that are unsettled as of the date of the financial statements.

Receivables from clearing firm include amounts due on securities transactions that are unsettled as of the date of the financial statements.

The Company executes securities transactions for its affiliates. Affiliates securities transactions are recorded on a trade date basis, with related commission income on a trade date basis. The Company considers its performance obligation satisfied on the trade date because on that date the transaction details have been defined, the trade confirmation has been issued to the affiliate, and the risks and rewards of ownership have been transferred to/from the affiliate. Receivables from affiliates include amounts due on securities transactions that are unsettled as of the date of the financial statements.

Service fees are recorded and billed on an accrual basis as of month-end to affiliates. The Company considers its performance obligation satisfied on the billing date because on that date the transaction details have been defined, the invoice has been issued to the affiliate, and the risks and rewards of ownership have been transferred to the affiliate. These amounts are calculated, billed and collected from affiliates in accordance with Service Level Agreements.

The Company regularly assesses its receivable balances for collectability. When it is determined it is more likely than not that all or a portion of a receivable is uncollectable, the Company writes off the receivable or establishes an allowance against the receivable.

(f) Commission Management Program

The Company and its affiliates enter into Client Commission Arrangements and Commission Sharing Agreements ("CCAs"/"CSAs") with customers. CSA/CCA customers may allocate a portion of their gross commissions to pay for investment related research and authorized brokerage related services provided by third parties and its affiliates in accordance with SEC Rule 28(e). The Company records its commissions net of commission sharing expenses in the Statement of Operations.

The Company executes all CCAs or CSAs with Americas domiciled clients. On trades where the Company's affiliates recognize the commission revenue, those affiliates recognize the commission sharing expense and pay this expense to the Company. The Company's affiliates execute CCAs or CSAs with non-Americas domiciled clients. On trades where the company recognizes the commission revenue, the Company recognizes the commission sharing expense and pays this expense to its affiliates.

(g) Income Taxes

The Company is a Limited Liability Company, which effective January 1, 2019 has elected to be a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

The Company applies a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax expense/(benefit) is recorded as a (payable)/receivable from the Parent.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

The Company recognizes interest and penalties related to income taxes in Other general and administrative expenses in the Statement of Operations.

See *Note 10*, Income Taxes, for additional detail.

(h) *Securities Owned, at fair value*

Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income on a trade date basis.

See *Note 9*, Fair Value, for additional detail.

(i) *Employee Benefit Plan*

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 12*, Employee Benefit Plans, for additional detail.

(j) *Deferred Compensation*

The Company amortizes all deferred compensation on a straight-line method over the life of the award. Share-based amounts are adjusted annually based upon the change in the underlying value of the deferred bonus units.

See *Note 15*, Deferred Compensation, for additional detail.

(U.S. dollars in thousands unless otherwise noted)

(k) Receivables from/Payables to Brokers and Dealers

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

See *Note 6*, Receivable from/Payable to Broker Dealers, for additional detail.

(l) Receivables from/Payables to Customers

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. Payables to customers include securities failed-to-receive.

(m) Receivables from Clearing Firm

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and a $1,000 cash clearing deposit.

(n) Furniture and Equipment

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(o) Right-of-use Assets

The Company's policy is to capitalize operating leases with a duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

See *Note 8*, Right-of-use Assets and Lease Liabilities, for additional detail.

(3) Accounting Pronouncements Not Yet Adopted

In June 2016 the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses in Financial Instruments. The amendment is effective under the modified retrospective approach without restatement method for fiscal years (and interim reporting periods within those years) beginning after December 15, 2019. Management has determined the impact that the adoption of this standard has on the Company's financial statements is not material.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact of this new standard on its financial statements.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(4) Cash and securities segregated under Federal and other regulations

The Company is required to calculate its reserve requirements under Rule 15c3-3 of the Exchange Act ("Rule 15c3-3"). In connection with that requirement, as of December 31, 2019, $3,500 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3.

(5) Restricted Cash

The Company has entered into a sub-lease that expires in February 2023, and in accordance with the terms of the sub-lease the Company's bank has issued a Letter of Credit ("LOC") in the name of the sub-landlord. As of December 31, 2019, $1,663 of cash was segregated in a separate non-interest bearing bank account under the LOC.

(6) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers excluding the Company's Clearing Firm as of December 31, 2019, consisted of the following:

	Receivables	Payables
Receivables/payables on unsettled trades	$ -	$ -
Securities failed-to-deliver/receive	139	524
	$ 139	$ 524

(7) Furniture and Equipment, net

The Company's furniture and equipment as of December 31, 2019, consisted of the following:

Furniture and fixtures	$ 34
Computer equipment and hardware	5,488
Software	1,277
Capitalized lease assets	230
	7,029
Less: Accumulated depreciation/amortization	(6,425)
	$ 604

For the year ended December 31, 2019, the Company recorded $834 in depreciation and amortization expense, included in Occupancy and equipment costs.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(8) Right-of-use Assets and Lease Liabilities

On adoption of ASU 2016-02, the Company recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under generally accepted account principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using CLSA's borrowing rates.

The weighted average borrowing rate is 4.6%.

The weighted average remaining lease term is 3.1 years.

The associated Right-of-use assets recorded as of January 1, 2019 for property leases were measured on a retrospective basis as if the new rules had always been applied. The Right-of-use asset has been adjusted for the carrying amount of the restructuring accrual related to lease liabilities recognized under ASC 420, Exit or Disposal Cost Obligations as per the transition guidance.

The Company's Right-of-use assets as of December 31, 2019, consisted of the following:

Office space	$	8,773
Data centers		574
Business contingency site		488
		9,835
Less: accumulated depreciation		(2,477)
	$	7,358

For the year ended December 31, 2019, the Company recorded $2,477 in depreciation expense, included in Occupancy and equipment costs.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year		Payments Due
2020	$	3,885
2021		3,727
2022		3,466
2023		547
Total Undiscounted lease payments		11,625
Less: Imputed interest		(508)
Total lease liabilities	$	11,117

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(9)   Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs were used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2019, the Company did not have any such transfers.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 56,676	-	-	$ 56,676
Cash and securities segregated	3,500	-	-	3,500
Restricted cash	1,663	-	-	1,663
Receivables-Clearing Firm	-	$ 1,743	-	1,743
Receivables-Brokers and dealers	-	139	-	139
Receivables-Customers	-	1,591	-	1,591
Receivables-Affiliates	-	2,619	-	2,619
Total assets	$ 61,839	$ 6,092	$ -	$ 67,931

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Brokers and dealers	-	$ 524	-	$ 524
Payables-Customers	-	139	-	139
Payables-Affiliates	-	14	-	14
Total liabilities	$ -	$ 677	$ -	$ 677

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(10) Income Taxes

Profit before income taxes and income tax expense for the year ended December 31, 2019, consist of:

Profit before income taxes:	**$**	**5,067**
Income tax expense:		
Current tax expense	$	42
Deferred tax expense		-
Income tax expense	**$**	**42**

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued restructuring costs not currently deductible for tax purposes, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$	1,411
Deferred rent		3,082
Right-of-use assets		(1,907)
Accrued liabilities		225
Net operating loss and other carryforward		19,214
Valuation Allowance		(22,025)
Net deferred tax asset	$	-

As the Parent continues to recognize tax losses, Management has established a full valuation allowance of $22,025 against the deferred tax asset, as the Parent and the Company in prior years showed taxable losses on a separate company basis it is more likely than not the deferred tax asset will not be realizable. For the year ended December 31, 2019, the valuation allowance decreased by $1,927.

The principal reasons for the difference between the effective tax rates and the 2019 Federal corporate statutory tax rate of 21% are the valuation allowance established against the deferred tax asset, non-deductibility of travel and entertainment expenses and state taxes.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. Prior to January 1, 2019, the Company was subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2019, the Company's tax returns for 2014 to 2018 are subject to examination by state and local tax authorities, and the Company's tax returns for 2015 to 2018 are subject to examination by the Federal tax authority. The Federal tax authority completed its examination of the Company's 2013 and 2014 Federal corporate income tax returns during 2016, with no proposed adjustments. As of December 31, 2019 and 2018, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2019, the Company has not recognized any amounts associated with unrecognized tax benefits.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

As of December 31, 2019, the Company has a Federal net operating loss carryforward of $72,330 which begins to expire in 2034.

As of December 31, 2019, the Company has State and Local net operating loss carryforwards of $53,290 which begin to expire in 2026.

(11) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), SetClear Pte. Ltd. ("SetClear") and CLSA Singapore in accordance with Service Level Agreements ("SLA"s). The services provided to the Company primarily relate to technology, management, research, and sales, trading and marketing services. Allocated expenses from affiliates, for the year ended December 31, 2019, are shown separately in the Statement of Operations, were $906. The related payable of $43 is netted in Receivables from affiliates.

The Company allocates expenses to Limited, SetClear, CLSA India Private Ltd, CLSA Finance Limited, CSI Global Markets Ltd., CITIC Securities International USA, LLC ("CSIUSA") and the Parent in accordance with SLAs. The services provided to affiliates primarily relate to management, sales, trading and marketing services, technology and other middle and back office functions. Expenses allocated to affiliates, for the year ended December 31, 2019, are presented separately in the Statement of Operations, were $30,273. The related receivable of $2,873 is in Receivables from affiliates and netted versus research amounts billed on behalf of affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates and reimbursed by the Company. The expenses paid by affiliates for the year ended December 31, 2019, which are included in the appropriate line(s) based on expense type in the Statement of Operations, were $531. The related payable of $56 for such expenses are included net within Receivables from affiliates and payable of $14 is Payable to affiliates.

Certain expenses of the Company's affiliates incurred in the normal course of business are paid by the Company and reimbursed by the affiliates. Such amounts are billed and collected on a monthly basis. The expenses paid on behalf of affiliates by the Company for the year ended December 31, 2019, were $517. The related receivable of $112 is in Receivables from affiliates.

The Company executes orders for Limited and CLSA Global Markets Limited, on which it earns execution fees. These orders are only in securities listed or traded on markets in North or South America. For the year ended December 31, 2019, commission revenue includes $2,038 for these services. The related receivable of $175 is in Receivables from affiliates.

The Company acts as the collection agent for all payments to CLSA Group for research and retention services from Americas-domiciled clients. This means certain amounts of funds received are payments for research and retention services provided by other CLSA entities. During the year ended December 31, 2019, the Company issued research invoices for $8,667 on behalf of Limited for research services provided to Americas clients. The payable of $1,444 as of December 31, 2019, is netted in Receivables from affiliates. During the year ended December 31, 2019, the Company issued retention invoices for $2,103 on behalf of Limited for research services provided to Americas clients. The payable of $55 as of December 31, 2019, is netted in Receivables from affiliates.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

During the year ended December 31, 2019, the Company accrued CCA/CSA account credits due to affiliates for non-Americas domiciled clients of $16, which are netted in Commissions in the Statement of Operations. The payable of $4 as of December 31, 2019 is netted in Receivable from affiliates.

During the year ended December 31, 2019, the Company's affiliates accrued CCA/CSA account credits due to CLSAA for Americas domiciled clients of $18,956. The receivable of $1,108 as of December 31, 2019, is in Receivables from affiliates.

The Company leases office space to an affiliate that expires in February 2023. During the year ended December 31, 2019 the Company received payments from the affiliate under the Sublease of $76. The receivable of $6 as of December 31, 2019, is in Receivable from affiliates.

The Company has been allocated income taxes from its Parent during the year of $42. The payable of $15 as of December 31, 2019, is netted in Receivable from affiliates.

The Company has a cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. As of December 31, 2019, the amount in the Company's cash pool account was $4 which is included in Cash and cash equivalents on the Statement of Financial Condition. The account balance is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

The Company had a $200,000 uncommitted revolving credit facility (the "BV Credit Facility") with CLSA BV, with no established maturity date. The BV Credit Facility was terminated by the Company during the year.

The Company has a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Finance Credit Facility.

The Finance Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the BV Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the BV Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the BV Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2019, the Company did not draw upon the Finance Credit Facility. As of December 31, 2019, there was no amount outstanding under the Finance Credit Facility.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(12) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

Aggregate contributions to the 401(k) plan on behalf of the Company's employees for the year ended December 31, 2019 were $859, which are included in Compensation and benefits in the Statement of Operations. There was no associated liability.

(13) Regulatory Requirements

As a broker-dealer and as an introducing broker regulated by the CFTC, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2019, the Company had net capital of $44,378, which was $44,128 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

The Company is required to comply with SEC Rule 15c3-3 for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

(14) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

CLSA AMERICAS, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2019

(U.S. dollars in thousands unless otherwise noted)

(b) *Other Counterparties*

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) *Market Risk*

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities and thus does not typically hold overnight positions.

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(15) Deferred Compensation

The Company may issue either cash-based or share-based deferred compensation to employees, at its discretion. For all deferred compensation, vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. All deferred compensation expense is recognized over the vesting period(s) and is classified in Compensation and benefits on the Statement of Operations. The amount of unvested share-based compensation and deferred compensation commitments as of December 31, 2019 was $883.

For cash-based deferred compensation, as of December 31, 2019, the Company had accrued liabilities of $701, included in Accrued compensation and benefits on the Statement of Financial Condition.

The Company's employees are eligible for the Parent's share-based compensation plan ("SBCP") for services rendered. Share-based compensation is granted to eligible participants in the form of Deferred Bonus Units ("DBU"s) and accounted for as cash-settled share-based payment arrangements.

As defined in the plan, the valuation of DBUs is driven by the value of the Parent. This value is calculated as a multiple of the Net Asset Value ("NAV") of the consolidated accounts of the Parent, subject to minimum and maximum multiples. DBUs are valued twice per calendar year. The December 31st valuation of the Parent is estimated each December, and the DBU value is adjusted accordingly, if material. Once the December 31st audited consolidated accounts of the Parent are available, the December 31st valuation of the Parent is finalized, and the DBU value is adjusted accordingly. The amount of all SBCP awards and payments are determined based on the latest valuation of the Parent.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2019
(U.S. dollars in thousands unless otherwise noted)

During the year ended December 31, 2019, the Company recognized an expense associated with the SBCP of $42. There was no net deferred tax benefit related to this expense, as a full valuation allowance is recorded against future taxable benefit. Included in Accrued Compensation and benefits is $6 payable under the SBCP.

	Units	Value
Balance, January 1, 2019	630,063	$ 2,445
Granted	-	-
Transfers	-	-
Change in Value	-	-
Forfeited	(34,621)	(134)
Payments	(593,984)	(2,305)
Balance, December 31, 2019	**1,458**	**$ 6**

As of December 31, 2019, the number of DBUs vested are 1,458 which are expected to be paid in accordance with the plan.

(16) Commitments and Contingencies

The Company has entered into various office and data center leases/sub-leases. Such leases have been recorded on the books as a Right-of-use asset, as described in *Note 8*, Right-of-use Asset and Lease Liabilities.

The Company has been named in several arbitration claims and threatened claims from former employees. The Company believes these claims are without merit but is required to participate in arbitration for all claims brought against the Company.

(17) Subsequent Events

We evaluated subsequent events through February 28, 2020, the date the financial statements were available to be issued.

No subsequent events were identified that require recognition or disclosure in the financial statements.

SUPPLEMENTARY SCHEDULES

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Futures Trading Commission

December 31, 2019

(U.S. dollars in thousands)

Total ownership equity	$	50,889
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital	$	**50,889**
Deductions and/or charges:		
Restricted cash	$	1,663
Receivables from affiliates		2,619
Receivables from customers		1
Fixed Assets, net		604
Other		1,475
Total Non-allowable assets from Statement of Financial Condition	$	6,362
Other deductions and/or charges:		149
Total deductions and/or charges	$	6,511
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions	$	**44,378**
Haircuts on securities:		
United States government obligations	$	-
Stocks and warrants		-
Options		-
Other securities		-
Total haircuts on securities	$	-
Net capital	$	**44,378**
Computation of Alternative Net Capital Requirement:		
a) 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$	13
b) Minimum dollar net capital requirement of reporting broker or dealer		250
Net capital requirement (greater of above two amounts)		**250**
Excess net capital	$	**44,128**
Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	44,078

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 under the Securities Exchange Act of 1934:

There are no material differences between the above computation of net capital and the corresponding computation prepared by CLSA AMERICAS, LLC as of the same date and included in the Company's unaudited Part II FOCUS Report filed on January 21, 2020.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

(U.S. dollars in thousands)

Credit balances:

Free credit balances and other credit balances in customers' security accounts	$	139
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		524
Credit balances in firm accounts which are attributable to principal sales to customers		-
Other		278
Total credits	**$**	**941**

Debit balances:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	524
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		139
Margin required and on deposit with the Options Clearing Corporation		-
for all option contracts written or purchased in customer accounts		-
Aggregate debit items		663
Less 3% per Rule 15c3-1(f)(5)(i)		(20)
Total debits	**$**	**643**
Excess of total credits over total debits	**$**	**298**

Amount held on deposit in "Reserve Bank Account", including the value of qualified securities as of December 31, 2019	$	3,500
Amount of additional deposit, including the value of qualified securities as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934		-
Amount in "Reserve Bank Account" after adding deposit, including the value of qualified securities	**$**	**3,500**

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 under the Securities Exchange Act of 1934:

There are no material differences between this reserve computation and the corresponding computation prepared by CLSA AMERICAS, LLC as of the same date and included in the Company's unaudited Part II FOCUS Report filed on January 21, 2020.

Information for Possession and Control Requirements
for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

(U.S. dollars in thousands)

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of Items	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
Number of Items	None